650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 24, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kate Beukenkamp
Dean Suehiro
Claire DeLabar

Re:	Twitter, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed October 22, 2013
File No. 333-191552

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 23, 2013, relating to the above referenced Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (File No. 333-191552) (the “Registration Statement”), filed with the Commission on October 22, 2013. We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 to the Registration Statement and a copy marked to show all changes from Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on October 22, 2013), all page references herein correspond to the page of the revised Registration Statement.

Employee Benefit and Stock Plans, page 133

2013 Equity Incentive Plan, page 133

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

October 24, 2013

Outside Directors, page 135

1.	Please revise this section to clarify the amount and timing of outside director awards available in the initial and subsequent years of service. Additionally, please clarify the meaning of the term “initial service.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 130 and 136 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Richard Costolo, Twitter, Inc.
Mike Gupta, Twitter, Inc.
Vijaya Gadde, Twitter, Inc.
Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP